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                           July 19, 2022

       Xiaoming Hu
       President and Chief Executive Officer
       Kandi Technologies Group, Inc.
       Jinhua New Energy Vehicle Town
       Jinhua, Zhejiang Province
       People's Republic of China
       Post Code 321016

                                                        Re: Kandi Technologies
Group, Inc.
                                                            Form 10-K for the
Year Ended December 31, 2021
                                                            Response dated June
30, 2022
                                                            File No. 001-33997

       Dear Mr. Hu:

              We have reviewed your June 30, 2022 response to our comment letter and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

             After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       May 16, 2022 letter.

       Form 10-K for the Year Ended December 31, 2021

       General

   1.                                                   Please file your
amended Form 10-K and updated certifications.
 Xiaoming Hu
Kandi Technologies Group, Inc.
July 19, 2022
Page 2

        You may contact Melissa Gilmore at (202) 551-3337 or Martin James at
(202) 551-3671
if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Angelini at (202) 551-3047 or Jay Ingram at
(202) 551-
3397 with any other questions.



                                                         Sincerely,
FirstName LastNameXiaoming Hu
                                                         Division of
Corporation Finance
Comapany NameKandi Technologies Group, Inc.
                                                         Office of
Manufacturing
July 19, 2022 Page 2
cc:       Elizabeth F. Chen
FirstName LastName